SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006	Commission File Number: 1-14242
ROYAL GROUP TECHNOLOGIES LIMITED
(Name of registrant)
1 Royal Gate Boulevard
Woodbridge, Ontario
Canada L4L 8Z7
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED

Date: July 14, 2006	By:	/s/	Scott D. Bates

		Name:	Scott D. Bates
		Title:	Vice-President, General Counsel and
Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Notice of Special Meeting and Management Information Circular dated July 7, 2006

99.2	Letter of Transmittal

99.3	Form of Proxy